[redacted]

03014733

NITED
SECU ... EXC.
...gton, D.C. 20549

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SEC FILE NUMBER
8-31268

SEC MAIL RECEIVED PROCESSING
MAR - 3 2003
WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Geek Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Yamato Road, Suite 100
(No. and Street)

Boca Raton (City) Florida (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tony Sharma (561) 862-0134
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLP
(Name – *if individual, state last, first, middle name)*

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tony Sharma . swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geek Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

KATHLEEN M. CAREY
Notary Public - State of Florida
My Commission Expires Oct 30, 2005
Commission # DD050458

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carson L. Eddy, Partner
Victor J. Incinelli, Partner
Harry E. Harp, Partner
Todd Hitchins, Partner

Cuthill & Eddy LLP
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Partnership

Independent Auditor's Report

Board of Directors
Geek Securities, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Geek Securities, Inc., as of December 31, 2002, and the related statements of income, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geek Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2002, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLP

February 25, 2003

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

GEEK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Current assets:	
Cash and cash equivalents	$ 26,850
Clearing deposits	101,957
Accounts and commissions receivable	228,467
Prepaid expenses	4,375
	361,649
Property and equipment:	
Equipment and computers	98,343
Furniture and fixtures	61,061
Leasehold improvements	74,356
Less: accumulated depreciation	(84,201)
	149,559
Other assets:	
Due from affiliates	462,680
Deposits	15,297
	477,977
	$ 989,185

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:	
Current portion of obligations under capital lease	$ 18,255
Accrued expenses	45,060
Income taxes payable	18,649
	81,964
Obligations under capital lease, less current portion	14,411
Deferred tax liability	1,023
Shareholder's equity:	
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	815,900
Retained earnings	75,787
	891,787
	$ 989,185

See notes to financial statements.

GEEK SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Commission income	$2,195,098
Other	9,934
	2,205,032
Expenses:	
Commission expense	262,357
Selling, general and administrative	1,779,633
Depreciation	73,810
Other	958
	2,116,758
Net income before income tax provision	88,274
Income tax provision	(7,293)
Net income	$ 80,981

See notes to financial statements.

GEEK SECURITIES, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock		Additional	Retained Earnings
	Shares	Amount	Paid-In Capital	(Deficit)
Balances, January 1, 2002	100	$ 100	$ 531,900	$ (5,194)
Capital contributions	-	-	284,000	-
Net income for the year ended December 31, 2002	-	-	-	80,981
Balances, December 31, 2002	100	$ 100	$ 815,900	$ 75,787

See notes to financial statements.

GEEK SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$ 80,981
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	73,810
Gain on disposal of fixed assets	(3,693)
Changes in operating assets and liabilities:	
Decrease in clearing deposits	248,043
Increase in accounts and commissions receivable	(207,318)
Decrease in prepaid expenses	54,375
Increase in due from affiliates	(312,680)
Decrease in deposits	19,923
Decrease in deferred tax asset	3,417
Decrease in accrued expenses	(112,875)
Decrease in due to affiliates	(121,385)
Decrease in income taxes payable	(652)
Increase in deferred tax liability	1,023
Total adjustments	(358,012)
Net cash used by operating activities	(277,031)
Cash flows from investing activities:	
Purchase of equipment and net cash used by investing activities	(37,330)
Cash flows from financing activities:	
Principal payments on capital leases	(37,153)
Principal payments on long-term debt	(8,086)
Capital contributions	254,000
Net cash provided by financing activities	208,761
Net increase in cash and cash equivalents	(105,600)
Cash and cash equivalents at beginning of year	132,450
Cash and cash equivalents at end of year	$ 26,850

See notes to financial statements.

GEEK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Geek Securities, Inc. (the "Company") was incorporated in Florida on January 1, 1999 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company clears its trades through third-party reintroducing broker agreements with Penson Financial Services, Inc. and Computer Clearing Services, Inc. on a fully disclosed basis. Therefore, the Company does not carry securities accounts for customers or perform custodial functions.

Revenue and expense recognition:

The revenue of the Company is derived primarily from commissions earned on the sale of securities. Commission income is recorded on the date of the transaction leading to the commission.

Property and equipment:

Property and equipment is stated at cost. The service lives have been estimated at five to seven years for equipment and computers and five to seven years for furniture and fixtures. The straight-line method is used for financial reporting purposes. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently. Leasehold improvements are depreciated over the term of the lease, currently five years.

Cash and cash equivalents:

Cash and cash equivalents generally include cash in banks and money market funds.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Income taxes:

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax laws or rates will be recognized in the future year in which they occur. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

GEEK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2002

1. Nature of operations and summary of significant accounting policies - continued:

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Advertising costs:
Advertising costs are expensed as incurred. For the year ended December 31, 2002, total advertising expense amounted to $3,610.

2. Related party transactions:

Due from affiliates consisted of the following as of December 31:

Due from All American Billing	$ 221,911
Due from All American Management Systems	29,606
Due from Trade Tech	103,457
Due from Chicago Trading Room	107,706
	$ 462,680

3. Liability subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2002.

4. Obligations under capital lease:

Obligations under capital lease at December 31 is summarized as follows:

Capital lease payable at a rate of 8.86%, due in monthly installments of $1,704, including interest; maturing in September 2004; collateralized by equipment.	$ 32,666
Less current maturities	(18,255)
	$ 14,411

Gross amounts of equipment and related accumulated depreciation recorded under these capital leases as of December 31, 2002 are $54,106 and $22,554, respectively.

4. Obligations under capital lease – continued:

Maturities on obligations under capital lease for years ending December 31, are as follows:

2003	$ 18,255
2004	14,411
	$ 32,666

5. Lease commitments:

In 2001, the Company executed a lease agreement for office space under a non-cancelable lease agreement. The lease term commenced on September 1, 2001 and expires on August 31, 2006. The agreement requires minimum monthly payments of $13,452 for the first year, and for each subsequent year, a 4% increase over the previous year's monthly rent. The Company may, at its option, renew the term of this lease for an additional five years upon written notice no later than 9 months in advance of the lease expiration date. For the year ended December 31, 2002, total rent expense amounted to $206,200.

In addition, the Company leases its equipment and furniture under noncancelable lease agreements. The lease for the equipment commenced in January 2002, requires monthly payments of $1,323 and expires in December 2004. The lease for the furniture commenced in January 2002, requires monthly payments of $1,211 and expires in December 2005. Lease expense under these two leases amounted to $30,410 for the year ended December 31, 2002.

The total minimum lease commitment at December 31, 2002 is as follows:

2003	$ 200,528
2004	207,332
2005	198,536
2006	125,894
	$ 732,290

6. Income taxes:

The income tax provision is summarized as follows:

Current	$ 2,853
Deferred	4,440
	$ 7,293

6. Income taxes – continued:

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income from continuing operations because of the Federal surtax exemption and charitable contribution carryforwards utilized in 2002.

Temporary differences giving rise to the deferred tax liability consist of the excess of depreciation for tax purposes over the amount for financial reporting purposes.

At December 31, 2002, the Company has $5,246 of charitable contribution carryforwards that expire in 2006 and may be applied against future taxable income.

7. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2002, the Company had excess net capital of $65,435 and a net capital ratio of .38 to 1.

8. Supplemental disclosures of cash information:

Cash was paid during the year for:

Interest	$ 10,271
Income taxes	$ 3,504

During the year ended December 31, 2002, the Company transferred approximately $42,640 of computers and its related debt of approximately $46,530 to an affiliated company. The Company also sold a vehicle for the balance of the related debt.

An amount due to an affiliate of $30,000 was forgiven and considered a capital contribution for the year ended December 31, 2002.

9. SEC examination:

During the year ended December 31, 2002, the Company had an examination done by the Securities and Exchange Commission. The Company has not received the final report from the examiners as of the date of this report.

GEEK SECURITIES, INC.

COMPUTATION OF NET CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2002

Shareholder's equity	$ 862,846
Deduct:	
Non allowable assets:	
Accounts and commissions receivable over 30 days old	(94,445)
Prepaid expenses	(4,375)
Property and equipment, net of depreciation	(149,559)
Less: related debt	32,666
Deposits for non-operating items	(15,297)
Other assets	(466,401)
Net capital	$ 165,435

Reconciliation with Company's computation:	
Net capital as reported in the Company's Part IIA (Unaudited) Focus Report	$ 155,175
Adjustments:	
Reduction of excludable debt related to fixed assets	32,666
Adjustment to dispose of property and equipment and related debt	21,690
Accrual of liabilities and income taxes	(44,096)
	$ 165,435

GEEK SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

FOR THE YEAR ENDED DECEMBER 31, 2002

Aggregate indebtedness:	
Accrued expenses	$ 45,060
Income taxes payable	18,649
Total aggregate indebtedness	$ 63,709
Ratio of aggregate indebtedness to net capital	.38

Carson L. Eddy, Partner
Victor J. Incinelli, Partner
Harry E. Harp, Partner
Todd Hitchins, Partner

Cuthill & Eddy LLP
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Partnership

Independent Auditors' Report On Internal Control Required By SEC Rule 17a-5

Board of Directors
Geek Securities, Inc.
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Geek Securities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of The Board of Directors, management, the Securities Exchange and Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2003